EXHIBIT 99.2

April 4, 2003

Ms. Sue Gove
Executive Vice President and Chief Operating Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, TX 75038

Re: Merchant Services Agreement dated July 10, 2000, between Zale Delaware, Inc., Zale Puerto Rico, Inc. (collectively, “Zale”), and Citibank USA, N.A. (the “Merchant Services Agreement”)

Insurance Services Agreement dated February 21, 2001, between Zale Delaware, Inc., Zale Puerto Rico, Inc., Zale Indemnity Company, and Jewel Re-Insurance, Ltd. (for purposes of the Insurance Recovery Program, collectively “Zale”) and Citibank USA, N.A. (the “Insurance Services Agreement”)

Dear Sue:

Citibank and Zale, pursuant to the Merchant Services Agreement, Insurance Services Agreement, (the “Agreements”) and the terms set forth in this letter agreement (the “Letter Agreement”), desire to establish the terms and conditions upon which Citibank agrees to offer certain recourse programs, including the Big Ticket Recourse Program and 60/40 Program described below and the Reserve Requirements related thereto. This Letter Agreement will also clarify Citibank’s right of Chargeback for unauthorized Card Sales and the recovery of billed insurance premiums subsequently written off by Citibank under the Merchant Services Agreement. The effective date of this Letter Agreement is August 1, 2002.

Recourse Programs

Pursuant to the terms of this Letter Agreement, Citibank will make available the following credit card programs, and Citibank shall have recourse to Zale for credit losses to the extent specified below.

Big Ticket Recourse Program. Citibank and Zale agree that with respect to both new and existing Accounts where the credit line requested or the Card Sale gross amount is more than $20,000, and where Citibank would otherwise approve the Account (based on Citibank’s standard Account Issuance Criteria) but not grant an initial credit line or a credit line increase greater than or equal to the amount requested, and where the FICO bureau risk score (Enhanced Beacon model) is greater than 640 and the CBO risk score (Citibank’s proprietary risk model) is greater than 650 (or such lower FICO or CBO score as to which the parties may agree on a case-by-case basis) for the applicant or customer, such Accounts shall be eligible for the Big Ticket Recourse Program, as described below.

Approval Process. Citibank will, promptly upon receipt, refer Credit Applications or Card Sales involving accounts that are eligible to be included in the Big Ticket Recourse Program to Zale, Consistent with credit review guidelines approved by Zale and Citibank, (Citibank’s approval not to be unreasonably withheld, conditioned, or delayed) Zale shall determine, in compliance with applicable law, whether to approve or not approve any such referred account for the Big Ticket Recourse Program (any Account so approved being a “Big Ticket Recourse Account”).

Recourse Liability. Citibank shall extend credit in the amount requested for Big Ticket Recourse Accounts, and, except as otherwise provided herein, Zale shall be liable for and bear all of the losses (the “Big Ticket Losses”) resulting from charge off of the principal balances of such Big Ticket Recourse Accounts in accordance with the Merchant Services Agreement including, without limitation: (1) any existing principal balance at the time the Account becomes a Big Ticket Recourse Account and (2) all subsequent charges to the Big Ticket Recourse Account for the duration of the Account. Zale’s recourse liability for Big Ticket Recourse Accounts shall be calculated on a monthly basis and charged against the Big Ticket Reserve Account as outlined below up to the amount of such Account approved by Zale as provided herein.

Any Accounts in the Big Ticket Recourse Program will be subject to chargeback to Zale for Cardholder fraud to the extent provided below. If Zale Credit Services Department requests that Citibank, and Citibank agrees to, approve any such Account prior to Citibank’s satisfactory completion of its normal authentication procedures, Zale shall bear 100% of the principal amount of any loss on such Big Ticket Recourse Account resulting from Cardholder fraud. With respect to all other Big Ticket Recourse Accounts, Zale will be responsible only for the principal amount of fraud losses in excess of the credit limit Citibank would have otherwise approved.

Citibank shall have no recourse to Zale with respect to the charge off of principal balances resulting from Big Ticket Recourse Account credit line increases that were not expressly approved by Zale.

As of the date of this Letter Agreement, Citibank does not reclassify Big Ticket Recourse Accounts to non-recourse status on its data processing system. Citibank may, in the future, develop means that Citibank determines, in its sole discretion, will allow Big Ticket Recourse Accounts to be reclassified to non-recourse status in a controlled and efficient manner. In such event, Citibank will consider reclassification of zero balance Big Ticket Recourse Accounts and the removal of such Accounts from the Big Ticket

Recourse Program. Upon removal of any Account from the Big Ticket Recourse Program, Zale shall have no further liability for any such Account under this Letter Agreement. Citibank may, at its option, request that Zale bear the cost of any unique systems development related to the means described above. If Zale elects not to bear the cost, Citibank shall have no further obligation to review Big Ticket Recourse Accounts for potential removal from the Big Ticket Recourse Program. In the event Citibank is reimbursed by Zale for any loss on any Big Ticket Account as provided herein and all or a portion of such Account is subsequently collected by Citibank, Citibank shall promptly (and in any event within 10 days of receipt of any such amount) pay fifty percent (50%) of any such collected amount to Zale. This provision shall survive termination of the Merchant Services Agreement.

Merchant Fees.

Citibank and Zale agree that Merchant Fees in effect from time to time pursuant to Section 4.1 of the Merchant Services Agreement shall be reduced by 160 basis points for Big Ticket Recourse Accounts.

Either party may terminate the Big Ticket Recourse Program at any time by providing 30 days prior written notice to the other party, which notice shall be deemed given upon receipt by the non-terminating party. Citibank shall, at Zale’s request, operate the Big Ticket Recourse Program following termination for a wind-down period not to exceed 90 days after the date of termination. Within 10 days of receipt of a notice of termination of the Big Ticket Recourse Program from Citibank, or with any notice of termination of the Big Ticket Recourse Program from Zale, Zale shall specify the length of any wind-down period. Zale may, at its discretion, shorten, but not lengthen, the wind-down period by giving Citibank 10 days written notice.

60/40 Program. Citibank and Zale agree that Accounts in the 60/40 Program will be handled as follows:

Approval Process. Citibank will agree to extend credit in the amount required to complete a purchase on either a new or existing Account for those Cardholders who do not qualify for the amount of credit requested for such purchase, but who make a down payment of not less than 40% of the difference between the available credit on the Account (including any credit line increase granted at the time of purchase) and the full amount of the purchase (including taxes and any other charges). (The foregoing described program is referred to herein as the “60/40 Program”).

Citibank and Zale acknowledge that rounding and calculation errors may result in minor variances from the 40% down payment requirement. For purposes of this Letter Agreement, down payments of the less than 35% on not more than 5% of the total volume of purchases made under the 60/40 Program shall be considered within the scope of the 60/40 Program, and shall not constitute a store violation.

Recourse Liability. Any Account for which Zale processes a sale within the approval process above will be identified as a 60/40 Account (all 60/40 Accounts being the “60/40 Account Portfolio”).

No later than the 30th day of each month during the term of the Merchant Services Agreement and so long as any 60/40 Account exists, Citibank shall calculate and bill Zale for, and Zale shall be liable for, an amount (the “60/40 Recourse Balance”) calculated as follows: (a) x (b) x (c); where (a) is the amount by which charge-offs in the 60/40 Account Portfolio for the immediately preceding month, expressed as a percentage of the aggregate amount of 60/40 Account balances, exceed 12.5% (the “Excess Percentage”); (b) is the aggregate amount, for all 60/40 Accounts, of the lesser of (i) the amount of the transaction in connection with which an Account became a 60/40 Account plus the amount of any subsequent 60/40 transactions in such Account or (ii) the outstanding balance of such 60/40 Account, in each case on the last day of the immediately preceding month: and (c) is 59.8% (the “Net Down Percentage”). The Net Down Percentage applicable during each calendar year shall be calculated by Citibank, based on actual Account information for the prior calendar year, as follows: the sum of gross portfolio losses minus late fee and finance charge reversals, recoveries, and insurance premiums charged back to Zale, divided by the gross portfolio losses. The Excess Percentage shall be adjusted upon any increase or decrease in the Net Down Percentage, and shall be calculated by dividing 7.5% by the applicable Net Down Percentage.

Zale’s recourse liability for 60/40 Accounts will be calculated on a monthly basis and charged against the 60/40 Reserve Account as outlined below. Once a 60/40 Account balance is reduced to zero as of a month end, Zale shall have no future liability for that individual account under this Letter Agreement. If a Cardholder returns merchandise purchased in a 60/40 transaction and Zale issues a full credit for the amount charged to the Card in the 60/40 transaction, and there are no other 60/40 Program outstanding balances on the 60/40 Account, then at Zale’s request, Citibank will remove the Account from the 60/40 Program, and Zale shall have no further liability for such Account under this Letter Agreement.

Accounts for which a $751 or $1,501 courtesy credit limit (a “Courtesy Credit Limit Account”) has been established by Citibank are not eligible for 60/40 Program transactions. In the event that a Zale store location processes a 60/40 transaction on a Courtesy Credit Limit Account, Zale shall bear only fraud losses equal to the principal balance of such account in excess of the courtesy credit limit established by Citibank for such Courtesy Credit Limit Account.

Existing 60/40 Receivables. Effective August 1, 2002, all 60/40 Accounts established prior to August 1, 2002, will be treated as 60/40 Accounts pursuant to this Letter Agreement. The existing 60/40 Accounts will also be subject to the Recourse Reserve Requirement. Any 60/40 chargebacks made prior to August 2002 will not be refunded.

Either party may terminate the 60/40 Program at any time by providing 30 days prior written notice to the other party, which notice shall be deemed given upon receipt by the non-terminating party. Citibank shall, at Zale’s request, operate the 60/40 Program following termination for a wind-down period not to exceed 90 days after the date of termination. Within 10 days of receipt of a notice of termination of the 60/40 Program from Citibank, or with any notice of termination of the 60/40 Program from Zale, Zale shall specify the length of any wind-down period. Zale may, at its discretion, shorten, but not lengthen, the wind-down period by giving Citibank 10 days written notice.

Recourse Reserve Requirement. Separate interest bearing reserve accounts bearing Zale’s federal tax identification number (separately, the “Big Ticket Reserve Account” and the “60/40 Reserve Account, and collectively, the “Reserve Accounts”) shall be established and maintained by Zale at Citibank, and funded by Zale in an amount equal to the sum of the following (collectively, the “Reserve Amounts”):

a)	five percent (5.0%) of all Big Ticket Recourse Account outstanding balances less than 60 days delinquent, plus

b)	one hundred percent (100%) of all Big Ticket Recourse Account outstanding balances greater than 59 days delinquent (“a” and “b” together comprising the “Big Ticket Reserve Amount”); and,

c)	five and one half percent (5.5%) of all 60/40 Account outstanding balances less than 30 days delinquent, plus

d)	seventy five percent (75%) of all 60/40 Account outstanding balances greater than 29 days delinquent (“c” and “d” together comprising the “60/40 Reserve Amount”).

The Reserve Accounts will bear interest at a variable one (1) month LIBOR rate as posted on page 3750 of the “Telerate” news service or if “Telerate is no longer available, the one (1) month LIBOR rate published in the “Wall Street Journal”. The rate reset date will be the 15th of each month. The interest rate will be determined by using the One Month LIBOR rate of two business days prior to the reset date. If the 15th is not a business day then the interest rate will be reset on the next business day using One Month LIBOR rate of 2 business days prior to the reset date. Interest will be credited directly to the Reserve Accounts on a monthly basis.

Zale hereby grants to Citibank, as security for the payment by Zale of all sums which may or shall become due to Citibank in accordance with the provisions of this Letter Agreement hereinabove set forth with respect to the Big Ticket Recourse Accounts, a present, possessory and choate security interest in and to the Big Ticket Reserve Account and to all sums from time to time held therein, including interest earned thereon. Zale hereby grants to Citibank, as security for the payment by Zale of all sums which may or shall become due to Citibank in accordance with the provisions of this Letter Agreement hereinabove set forth with respect to the 60/40 Accounts, a present, possessory and choate security interest in and to the 60/40 Reserve Account and to all sums from time to time held therein, including interest earned thereon. Zale and Citibank acknowledge and agree that, notwithstanding anything to the contrary in this Letter Agreement or any other agreement relating to or otherwise governing the Reserve Accounts (i) the Reserve Accounts are each a “deposit account” within the meaning of Article 9 of the Uniform Commercial Code as in effect in the State of Texas( the “Texas UCC”), (ii) Texas is the “bank’s jurisdiction” within the meaning of Article 9 of the Texas UCC with respect to the Reserve Accounts and all matters pertaining thereto, and (iii) Citibank USA is the “bank” within the meaning of Article 9 of the Texas UCC with which the Reserve Accounts are maintained. Zale further acknowledges and agrees that, by reason of the foregoing, Citibank, as secured party as described in this Section, has “control” within the meaning of Article 9 of the Texas UCC and, therefore, has under the Texas UCC a perfected first priority security interest in the Reserve Accounts and all sums from time to time held therein, including interest earned thereon to secure amounts owing by Zale hereunder with respect to the Big Ticket Program as to the Big Ticket Reserve Account and with respect to the 60/40 program as to the 60/40 Reserve Account. Without limitation of the foregoing, Zale shall, upon request, execute and deliver such documents and instruments as Citibank may from time to time reasonably request in order to evidence, perfect and continue the security interest of Citibank granted by Zale herein in the Reserve Accounts, and all sums from time to time held therein, including interest earned thereon, granted by Zale in favor of Citibank, and to ensure that such security interest is and shall remain a first priority perfected security interest enforceable against creditors of Zale. Citibank shall have the absolute and unconditional right to file from time to time such UCC Financing Statements which may in Citibank’s reasonable judgment be necessary in order to evidence, perfect and continue the security interest of Citibank in the Reserve Accounts, and all sums from time to time held therein, including interest earned thereon, granted by Zale in favor of Citibank, and to ensure that such security interest is and shall remain a first priority perfected security interest enforceable against creditors of Zale.

Reserve Funding and Reporting. Citibank shall calculate the Reserve Amounts each month, not later than 30 days from the end of the month for which the calculation is made. The initial Reserve Amounts shall be calculated as of February 28,2003. Big Ticket Losses and 60/40 Losses (beginning from the effective date of this Letter Agreement) shall be charged against their respective Reserve Accounts each month. If as of the monthly calculation the balance in a Reserve Account is less than the corresponding Reserve Amount, Zale shall promptly deposit via wire transfer the difference in the appropriate Reserve Account following receipt by Zale from Citibank of calculations in reasonable detail, of the amount due. If , as of the monthly calculation, the balance in the Reserve Account is greater than the Reserve Amount required for such Reserve Account, Citibank shall promptly withdraw the difference from the appropriate Reserve Account and pay the difference to Zale via wire transfer. Citibank may offset or recoup any amounts owed which are not paid within 15 business days after the Reserve Amount calculation is delivered to Zale against Settlements due to Zale pursuant to Section 3.8 of the Merchant Services Agreement. If either the funds in the Reserve Accounts or the Settlement amount due Zale is insufficient to cover the amount due from Zale to fund the Reserve Accounts, Citibank may offset or recoup the amounts owed by Zale to fund a Reserve Account as provided herein, or any remaining portion thereof from subsequent amounts due Zale under the Merchant Services Agreement and shall promptly deposit any such amount into the appropriate Reserve

Account. The Recourse Reserve Requirements shall survive the termination of the Big Ticket Recourse Program, the 60/40 Program, and the Merchant Services Agreement, until such time as Zale’s recourse obligations under those programs have been fully satisfied. Upon such satisfaction, any remaining amounts shall be promptly paid by Citibank to Zale.

Citibank will analyze and present to the Program Committee the historical loss and delinquency performance of the Big Ticket and 60/40 Recourse programs on a quarterly basis. Zale may initiate a request to lower the Reserve Requirements, which shall be reviewed by the Program Committee. However, final decision to lower the Reserve Requirements shall remain in the sole discretion of Citibank.

Citibank will provide monthly reporting in reasonable detail for each recourse program as defined herein:

a)	Big Ticket Recourse–account level status and aging, inclusive of all current, delinquent and charge off accounts.

b)	60/40 Recourse portfolio aging and roll rates, account level detail for all recourse balance accounts and realized losses.

c)	The monthly interest calculation for each Reserve Account and amount on deposit in each Reserve Account as of the date of such report.

All reporting will be in reasonable detail and will be provided to Zale no later than the last day of the calendar month following the month for which the report is made.

Reserve Triggers. Citibank may increase the Reserve Requirements for the Big Ticket Recourse Program or the 60/40 Recourse Program in its sole discretion upon the occurrence of any one of the following circumstances; provided, however, Citibank’s election not to review on increase the Reserve Requirement shall under no circumstances constitute or be deemed to constitute a waiver if its right to do so; and, provided further, that the reoccurrence of any of the circumstances listed below shall not authorize a further increase of a Reserve Requirement unless and until the increase in the Reserve Requirement resulting from the original occurrence of the circumstance has been decreased as provided for below:

a)	if the combined total Account outstanding balances in the Big Ticket Recourse Program and the 60/40 Program exceeds $75 million; or

b)	if the combined total account outstanding balances in the Big Ticket Recourse Program and the 60/40 Program at any time exceeds 10.0% of total Portfolio outstanding; or

c)	if the vintage rate of losses plus 30+ delinquency to sales of either the Big Ticket Program or the 60/40 Program is more 35% worse than the same ratio of the Zale portfolio excluding the Big Ticket Recourse and 60/40 Programs; or

d) if the Zale Corporation senior unsecured debt ratings fall below Bal (Moody’s) or BB+ (S & P); or

e) if with respect to sale volume originated on Big Ticket Recourse Accounts during the most recently ended calendar quarter, more than 15% of such sales volume was originated on Big Ticket Recourse Accounts having a FICO score of less than 660.

If Citibank has increased a Reserve Requirement based upon the occurrence of one or more of the above listed circumstances, and such circumstances have ceased to exist, the Reserve Requirement shall, effective upon the date on which such circumstance or circumstances cease to exist, be reduced to the reserve requirement in existence immediately prior to such increase and shall remain at such level until one or more or such circumstances again occur. For the circumstance identified in item e) above, two consecutive quarters of sales volume originated on Big Ticket Recourse Accounts with less than 15% of such sales volume on Big Ticket Recourse Accounts having a FICO score of less than 660 shall be deemed as that circumstance having ceased to exist.

Right of Chargeback for Unauthorized Card Sales. For purposes of the Merchant Services Agreement, an “Unauthorized Card Sale” Shall be deemed to include (but shall not be limited to except as provided by Section 3.7 (c) of the Merchant Services Agreement ) Card Sales with respect to which Zale fails to obtain a proper Authorization, or obtains a proper Authorization but submits the Card Sale for an invalid amount greater than the amount authorized by Citibank plus 10% . For all Unauthorized Card Sales, Citibank shall have the right to process a Chargeback for up to fifteen (15) months after the Card Sale (plus the period of any Special Credit Plan applicable to such Card Sale that provides for deferral of principal payments). Citibank agrees to process any such Chargeback when the Account becomes one hundred eighty (180) days delinquent. Any Unauthorized Card Sale over twelve (12) months after the Card Sale that does not appear on the Monthly Store Violation Report ( for the month the sale was processed) prepared by Citibank will not be subject to Chargeback.

Insurance Recovery Program. Pursuant to Section 3.17 of the Merchant Services Agreement and Section 3(d) of the Insurance Services Agreement, Zale is entitled to pursue directly the recovery from Cardholders of billed insurance premiums (“Insurance Recoveries”) charged to Accounts that are subsequently charged off by Citibank. Citibank currently includes billed insurance premiums in the balance of charged off Accounts sent to recovery agencies. Citibank and Zale agree as follows with respect to Insurance Recoveries:

a)	Citibank agrees to pay Zale Insurance a lump sum amount of $250,000 for insurance recoveries collected through August 31, 2002; and

b)	Citibank will continue to include Insurance Recoveries in its collection and recovery of charged off Accounts, and shall be entitled to retain all amounts collected in connection therewith; and

c)	Citibank agrees to timely apply all payments to the Account balance arising from credit insurance benefit payments to reduce or avoid a Chargeback; and

d)	Citibank will pay Zale Insurance 2.27% of portfolio gross recoveries beginning September 1, 2002 until termination of the Insurance Recovery Program; and

e)	Citibank will pay Zale Insurance a lump sum amount equal to 5.6% times the prior twelve months insurance chargeoff at the termination of the Insurance Recovery Program as described below.

Termination. The Insurance Recovery Program will terminate at the earlier of:

a)	The end of the Merchant Services Agreement, including any renewals; or

b)	The end of the Insurance Services Agreement, including any renewals; or

c)	Upon 30 days written notice of termination of the Insurance Recovery Program by either party.

Upon termination prior to the end of the Merchant Services Agreement or the Insurance Services Agreement, Insurance Recovery balances charged off after termination of the Insurance Recovery Program will be excluded by Citibank from its collection and recovery efforts. In that event, Zale will be entitled to attempt recovery of these future charged off Insurance Recovery balances directly with the customer.

Ownership of Accounts. The parties expressly acknowledge and agree that it is the intention of the parties that all Accounts from time to time originated and/or held by Citibank in accordance with the provisions of the Merchant Services Agreement, as the same may be amended, modified or supplemented from time to time, shall constitute the sole and exclusive property of Citibank.

Miscellaneous.

All accounts opened pursuant to the Big Ticket Recourse Program and/or 60/40 Program and all Card sales made on any such Accounts shall, for all purposes or the Merchant services Agreement be deemed “Accounts” and “Card sales” thereunder and will be included in all measurements in the Performance Standards of the Merchant Services Agreement. However, any 60/40 or Big Ticket losses charged against the Recourse Reserve in fulfillment of Zale’s recourse liability under the 60/40 or Big Ticket Recourse Programs as provided herein will be deducted from the Zale credit sales in calculating the Quarterly Credit Volume Comparison Performance Standard and shall be excluded from calculation of the quarterly net loss rate from purposes of determining whether a Negative Significant Shift or a Positive Significant Shift has occurred under the Merchant Services Agreement. The reduction will be taken in the quarter the losses are incurred and charged against the Recourse Reserve. With this one exception, nothing in this Letter

Agreement shall be construed to modify, nor shall it modify, the performance standards set forth in Exhibit C to the Merchant Services Agreement. Unless expressly stated otherwise in this Letter Agreement, the terms and conditions of the Merchant Services Agreement shall apply to Big Ticket Recourse Accounts and 60/40 Accounts. All capitalized terms used in this Letter Agreement that are not otherwise defined herein shall have the meanings given to them in the Agreements. Except as expressly modified herein, all terms and conditions of the Agreements shall remain in full force and effect. In the event of a conflict between this Letter Agreement and the Agreements, this Letter Agreement shall govern.

I trust that the above accurately reflects our discussions. If it does, please signify the agreement of Zale Delaware, Inc. and Zale Puerto Rico, Inc., by signing one of the original copies of this Letter Agreement and returning it to me.

Sincerely,

Citibank USA, N.A.

Agreed and Accepted by
Zale Delaware, Inc. and Zale Puerto Rico, Inc.

By:	/s/	Sue E. Gove

Title:		Executive Vice President and Chief Operating Officer

Date:		4/11/03

Agreed and Accepted, for purposes of the provisions relating to the Insurance Recovery Program only, by Zale Indemnity Company, Zale Life Insurance Company, and Jewel Re-Insurance, Ltd.

By:	/s/	Sue E. Gove

Title:		Executive Vice President and Chief Operating Officer

Date:		4/11/03